Mail Stop 3561

November 27, 2007

Christian T. Greco, Esq.
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Re: J.P. Morgan Mortgage Acquisition Trust 2006-NC2
**   Form 10-K for the fiscal year ended December 31, 2006**
**   Filed April 2, 2007**
**   File No. 333-130192-17**

Dear Mr. Greco,

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Max A. Webb
                                        Assistant Director